EARLY WARNING REPORT

(Montréal, October 18, 2016) Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE: OR) today announces that it has filed an Early Warning Report in connection with a non-brokered private placement with QMX Gold Corporation (“QMX”) (TSX.V: QMX).

Today, QMX issued 15,000,000 treasury common shares to Osisko at a price of $0.10 per share for an aggregate consideration of $1,500,000 (the “Private Placement”) as part of a non-brokered private placement. Following the Private Placement, Osisko now has ownership and control over 15,000,000 QMX shares (representing 14.7% of the issued and outstanding QMX shares)

Osisko holds the shares of QMX for investment purposes and may from time to time acquire additional shares of QMX either on the open market or through private acquisitions or sell shares of QMX either on the open market or through private dispositions. This news release is being issued under the early warning provisions of Canadian securities legislation.

A copy of Osisko’s Early Warning Report containing further details of the Private Placement can be found on SEDAR at www.sedar.com under QMX's profile.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com